Results of AnnualMeeting of Shareholders

The Annual Meeting of Shareholders was held on Thursday, March 22, 2012 at 1735 Market Street, Philadelphia, Pennsylvania. The description of the proposals and number of shares voted at the meeting are as follows:

1. To elect three directors to serve as Class Ill directors for three year terms and until their successors are duly elected to qualify:

						   Votes	 Votes
						   For    	 Withheld
Martin J. Gilbert                                  219,173,558   4,955,326
William j. Potter                                  220,610,337   3,518,547
Brian M.Sherman                                    220,778,394   3,350,490

Directors whose term of office continued beyond this meeting are as follows: P. Gerald Malone, john T. Sheehy, Neville J. Miles and Peter D. Sacks.